SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 29, 2024

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, January 29, 2024 regarding “Ericsson appoints Chafic Nassif Head of Market Area North East Asia”.

PRESS RELEASE January 29, 2024

Ericsson appoints Chafic Nassif Head of Market Area North East Asia

•	Effective as of February 26, 2024

•	Becomes member of Ericsson’s Executive Team, reporting to the CEO

Ericsson (NASDAQ: ERIC) today announces the appointment of Chafic Nassif as its new Head of Market Area North East Asia and Senior Vice President. Mr. Nassif who is currently Head of Ericsson’s Customer Unit Latin America North within Market Area Europe & Latin America, will replace Chris Houghton who was appointed Chief Operating Officer of Ericsson in November 2023. Mr. Nassif will take up his new position on February 26, 2024, and will be based in Japan.

Chafic Nassif has held several executive and management positions within Ericsson across various business segments and geographies worldwide. Most recently he was the Head of Customer Unit Taiwan. Before joining Ericsson, Mr. Nassif was active in tech start-ups, as well as IT and business consulting leadership roles in Europe.

Börje Ekholm, President and CEO of Ericsson, said: “I’m very happy that Chafic has accepted to take on this role. He brings a wealth of experience from working for Ericsson across the globe and is a strong business leader with a proven track record. He is passionate about advancements in connectivity, 5G technology, and any form of smart entrepreneurship. I’m very much looking forward to having Chafic on the Executive Team.”

Commenting on the appointment, Chafic Nassif said: “I am truly honored and excited to assume this new role. Having been part of the leadership team of Ericsson in North East Asia before, I’m confident in our talented team and the foundation of success that Ericsson has established. Together, we will focus on creating innovative solutions and delivering unparalleled value to our customers and partners.”

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PRESS RELEASE January 29, 2024

MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 29, 2024